VELA Funds

220 Market Street, Suite 208

New Albany, Ohio 43054

November 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: VELA Funds

File Nos. 333-239642 and 811-23585

Registration Statement on Form N-1A / Post-Effective Amendment

To Whom It May Concern:

On behalf of VELA Funds (the “Trust”), attached hereto for filing pursuant to Rule 485(a) is post-effective amendment No. 1 (under the Securities Act of 1933, as amended) and No. 3 (under the Investment Company Act of 1940, as amended) to the Registrant’s registration statement on Form N-1A (“PEA 1”).

PEA 1 is being filed with respect to include: (i) certain changes to the information provided in response to Item 3 of Form N-1A with respect tp each series of the Trust (each, a “Fund”), (ii) certain information pertaining to the Funds’ material agreements, and (iii) certain other required exhibits.

The SEC Staff is requested to address any comments on this filing to Mr. Kevin Teng, Esq., Davis Graham & Stubbs LLP, Counsel for the Trust, at (303) 892-7359 and kevin.teng@dgslaw.com.

Sincerely,

/s/ Jesse Hallee

Jesse Hallee

Secretary

VELA Funds

Enclosure

cc: Kevin Teng, Esq., Davis Graham & Stubbs LLP